CARDINAL SPIRITS

Beloved, award-winning craft spirits & canned cocktails from $6M ARR distillery ▲



OLIVER
OLIVER

cardinalspirits.com Bloomington Indiana

Highlights

1. Case sales grew from 8k in 2017 to 127k in 2022 ($6.3M annual revenue, $32M in cumulative revenue).
2. Products sold in 8,400 retail outlets (up from 1,000 in 2018). Including Walmart, Kroger, CVS, etc.
3. Gross margin has improved from 13% in 2019, to 39% in 2022.
4. Media darlings: Featured in the Wall Street Journal and New York Times.
5. Co-founder lobbied for law change that opened the door for 50+ craft distilleries now in Indiana.
6. Successful distillery tasting room with 4.5 stars on Yelp and 4.6 stars on Google.
7. Voted USA Today's Readers' Choice in 2019, 2020, 2021, and 2022.
8. Over 35k followers across social media, and 10k newsletter subscribers with 45% open rate.

Our Team



Adam Quirk CEO

Previously exited boutique media/marketing agency in NYC; CMO for tech startup incubator; early web video pioneer (has the 7th video uploaded to Youtube).



Erica Sagon Director of Communications

Head cheerleader for Cardinal Spirits, overseeing social media, media relations, branding. Never far from a newspaper and a negroni. Former and forever journalist.

J

Jeff Wuslich President

I love bringing a team together to accomplish complex and almost unsolvable tasks. I work on production, sales, regulatory, HR, and other day-to-day operations like our tasting room. Heavily involved in the craft spirits community state and nationwide.

Our investor deck

CARDINAL SPIRITS

Delicious, award-winning craft spirits and canned cocktails

Company Overview

- BRAND SALES
- COPACKING
- TASTING ROOM

- Cardinal Spirits LLC ("Cardinal") is a spirits manufacturer and bottler located in Bloomington, Indiana.
- Cardinal's founders, Adam Quirk and Jeff Wusich, have been building the company since 2013, and their team includes highly trained and competent production and sales professionals with decades of experience.
- Cardinal's three business divisions are own-brand sales ("Brand Sales"), contract bottling ("Copacking"), and Tasting Room.
- Cardinal's Brand Sales division produces and sells a line of craft spirits and canned cocktails through distributors across the U.S.
- Cardinal's Copacking division specializes in providing a suite of niche bottling and packaging services for spirit beverage companies.
- Cardinal also sells cocktails and bottles through their tasting room attached to the distillery in Bloomington.


USA TODAY
READERS' CHOICE
2022
Bramble
MULE
Maui
MULE
FOUR GRAIN

1. In 2015 we opened our tasting room doors and sold out of vodka in about **six hours**.
2. Eight years later and we've generated over **$32,000,000** in revenue.
3. We have produced **4,910,197** bottles and cans!

OVERVIEW: **LEADERSHIP**





ADAM **QUIRK**
CEO
Strategy + Brand

JEFF **WUSLICH**
PRESIDENT
People + Ops

KYLE **GEIS**
SALES DIRECTOR
Distribution

ERICA **SAGON**
COMMS DIRECTOR
Marketing + PR

JUSTIN **HUGHEY**
HEAD DISTILLER
Distilling Ops

INVESTMENT **OPPORTUNITIES**

Management has prioritized four key areas for investment, all of which contribute to increasing the enterprise value of the business:

1. **Brand Sales**
2. **Whiskey**
3. **Copacking**
4. **Tasting Room**

Funding Use	Amount
Brand	$600,000
Whiskey	$750,000
Copacking	$550,000
Tasting Room	$100,000
Total Funding Goal	**$2,000,000**

Brand Sales

BRAND SALES: **ANNUAL CASES**

BRAND SALES

- **After investing in sales and marketing, Brand Sales achieved outstanding growth.**
- Management honed the process of entering and growing new geographic markets.



6pk Cases
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
LAST INVESTMENT ROUND
6,071
6,630
10,617
20,838
29,516
31,844
2017
2018
2019
2020
2021
2022

BRAND SALES: **POINTS OF DISTRIBUTION**

BRAND SALES

- **Cardinal products are widely distributed within current markets.**
- The brand is enthusiastically received by both distributors and retailers.
- This growth was achieved in existing states - no additional markets.
- 8x account growth achieved
- Chain store placements accounted for significant growth



10,000
7,500
5,000
2,500
0
1,238
3,248
4,254
7,081
8,400
2018
2019
2020
2021
2022

BRAND SALES: **CHAIN PLACEMENTS**

Kroger
meijer
CVS pharmacy
Walmart
Total Wine & MORE
BIG RED LIQUORS
LIQUOR BARN
Binny's BEVERAGE DEPOT

BRAND SALES: **CHAIN PLACEMENTS**



beer
CARDINAL SPIRITS
MADE IN BLOOMINGTON

BRAND SALES: **INVESTMENT HIGHLIGHTS**

- **Greenfield Opportunity in RTD (ready-to-drink) Market**: Spirits based RTDs have been the quickest mover in the industry the past several years, growing at a 59% CAGR from 2018 to 2021, outpacing seltzer's still lofty 41 percent clip. (ISWR)
- Cardinal entered the RTD canned cocktail market at the beginning of the trend in 2018 and continued to grow within this category with innovative flavors and creative packaging.
- **Cardinal's RTD line outpaced the category, netting 65% CAGR during that same 2018-2021 period.**
- Whiskey-based RTD "Bourbon Cream Soda" has seen massive inbound demand, including requests from markets well outside of Cardinal's focus areas. Demand currently outstrips the Company's ability to produce due to lack of barrels.
- In response to demand, Cardinal has continued to develop additional RTD offerings including a Canned Cocktail Variety 8-Pack that retails for $19.99 with 40% GM, and has three additional SKUs scheduled for release in 2023 which will support continued growth in this high-volume business.

BRAND SALES: **INVESTMENT HIGHLIGHTS**



Double Vodka Soda
Maui Mule
Bramble Mule
Bourbon Honey Lemonade
Bourbon Cream Soda
Florida Tequila Soda
COCKTAIL
CARDINAL SPIRITS

BRAND SALES: **RTD + SPIRITS GROWTH**



6pk Spirit Cases
24pk RTD Cases
35,000
30,000
25,000
20,000
LAST INVESTMENT ROUND
20,838
8,342
29,516
9,662
31,844
11,000
20,844


15,000
10,000
5,000
0
19,854
10,817
12,496
6,072
6,630
7,337
6,072
6,144
3,480
2017
2018
2019
2020
2021
2022

BRAND SALES: NATIONAL PRESS

- Wall Street Journal - **Covid Brings America's Beer-vs.-Liquor Rivalry to a Head**
- Imbibe - **Drink of the Week: Cardinal Spirits Bourbon Cream Soda**
- Forbes - **Refreshing Canned Cocktails That Are Ready for Summer Adventures**
- Uncrate - **Cardinal Spirits Bourbon Cream Soda**
- Boston Herald - **These canned cocktails let you skip bartender duty**
- Washington Post - **These 16 cocktails are actually worth popping open**
- New York Post - **Best Canned Cocktails of Summer 2020**
- Midwest Living - **Fall Getaway to Bloomington, Indiana**
- New York Times - **Canned Cocktails in Quarantine Make Mixing a One-Step Process**
- Vogue - **The 18 Best Canned Cocktails to Kick Off Your Summer Nights**
- Bloomberg - **The Best Spirits of 2019**
- Wall Street Journal - **The Canned Cocktails You Should Be Sipping This Summer**Saveur - **The Best Canned Cocktails You Can Take Absolutely Anywhere**


BRAND SALES: PROJECTED CASES
BRAND SALES
80,000
60,000
40,000
20,000
0
LAST INVESTMENT ROUND
6,071
6,630
10,817
20,838
29,516
31,844
51,000
69,300
75,000
2017
2018
2019
2020
2021
2022
2023
2024
2025

Forward-looking projections cannot be guaranteed.


BRAND SALES: FUNDING USES
BRAND SALES
Sales and Marketing to Drive Midwest Growth
$600,000 = Two new markets at $150k per salesperson and $150k for marketing spend.
Cardinal has developed a successful and repeatable model for entering new markets: a professional salesperson in a nearby market, followed up with a merchandiser/taster, close management of the distributor, and a modest marketing campaign.
One sales manager is responsible for 15,000 annual cases. Average case revenue is $55. Expected timeline for ROI is 18 months after market entry.
Investment
Annual Cases Generated
Annual Revenue Generated
Annual Profit @ 45%GM
$600,000 for two new markets: 2 new sales people + marketing
30,000
$1,650,000
$742,500


BRAND SALES: NEW MARKETS
BRAND SALES


Current Markets
2023 Markets

BRAND SALES

EMERGING OPPORTUNITY: **ECOMMERCE**

- While the economics of online spirit sales are still tricky due to regulatory and freight issues, the opportunity is getting more attractive as states ease their compliance burden and more platforms offer turnkey ecommerce services for spirit brands.
- **Working with LibDib** (eCommerce platform for alcohol suppliers) will allow Cardinal to enter up to 6 new markets without going through the traditional three-tier distribution system.
  - Sales & Marketing team can build these markets through digital media and scheduled visits.
  - LibDib allows **direct-to-retail commerce**, bypassing traditional distributors.
  - Entering new markets this way is a much more efficient model, and allows us to grow into new markets faster than we have in the past using the traditional boots-on-the-ground model.
- **Working with BevStack (Q2 2023) we will be launching a direct-to-consumer site for fans to purchase our products directly.**

BRAND SALES



BRAND SALES




BARREL PROOF



Whiskey

WHISKEY

WHISKEY: **INVESTMENT HIGHLIGHTS**

- Whiskey is one of the best performing asset classes compared to stocks, bonds, gold and Bitcoin over ten years and three market crashes.
- Investing in whiskey as a brand-owning bottler lowers risk further, as barrels can be consumed by Brand Sales or Copacking clients rather than reselling in closed private markets
- As the bourbon and rye whiskey boom continues to grow, management has uncovered several segments of the category with significant untapped market potential
- With access to an appropriate quantity of aged goods there is enormous opportunity in the RTD whiskey category, premium single-barrel bourbon, and contract whiskey bottling.
- In addition to sourcing high quality aged whiskey additional margin can be captured by increasing in-house production of whiskey. Historically Cardinal has not prioritized this due to cashflow constraints.
- Increasing in-house whiskey production has three primary benefits:
  - 1. Increase margin in Cardinal branded whiskey products.
  - 2. Increased valuation in potential exit scenarios.
  - 3. Increased brand equity in the whiskey consumer market.

WHISKEY

WHISKEY: **FUNDING USES**

AGED WHISKEY: $640,000

Age	1yr	2yr	3yr	4yr
Quantity	100 barrels	50 barrels	50 barrels	100 barrels
Price each	$1,200	$2,000	$2,400	$3,000
Total	$120,000	$100,000	$120,000	$300,000

WHISKEY PRODUCTION: $260,000

Item	Chiller	Barrels	Grain
Quantity	1	300	300
Price Each	$50,000	$200	$500
Total	$50,000	$60,000	$150,000

WHISKEY


louisvillebourbonbuzz
Louisville, Kentucky
CARDINAL GOLD
"The finish hits real nice. Warm with notes of cinnamon, anise, and vanilla. I have loved everything I've had from Cardinal Spirits."


coffeeblackwhiskeyneat
"A nutmeg and Swedish Fish candy finish make this a pour I really enjoy!"


indianabourbon
Indiana
CARDINAL GOLD
"Without a doubt one of the best bottles we've cracked this year..."

Copacking

COPACKING

COPACKING: **INVESTMENT HIGHLIGHTS**

Market Leader in Specialty Spirits Bottling with Stable Customer and Revenue Base to Build On

- Cardinal has created a niche in the market where they can quickly and profitably produce custom work for both large companies and startups

- Cardinal focuses on exceptional service for specialty bottling needs; this may mean extra hand holding and consulting, but it builds a stronger relationship with the client.
- Cardinal can bring products to market faster than their competitors, which brings in more profit for their customers.
- Cardinal has built long term relationships with vendors who help reliably source in-demand raw materials for their clients.

COPACKING

COPACKING: **CASE VOLUME**



80,000
60,000
40,000
20,000
0
LAST INVESTMENT ROUND
485
314
1,666
23,838
21,743
61,578
83,231
82,747
2015
2016
2017
2018
2019
2020
2021
2022

COPACKING

COPACKING: **FUNDING USES**

- **Larger, more efficient facility and equipment + sales to drive Copacking growth**
- Sales manager position to focus on acquiring new clients and selling additional capacity to existing accounts
- New facility increases our footprint from 18,000 to 28,700 square feet
- Barrel-dumping equipment is custom-built to our specifications to increase productivity for single barrel whiskey bottling.

Detail	Cost
Sales manager to grow client base	$100,000
New facility build-out optimized for single barrel production and efficiency	$75,000
Barrel equipment and bottling automation	$375,000
Total	**$550,000**

Tasting Room

TASTING ROOM

TASTING ROOM: **INVESTMENT HIGHLIGHTS**

- The primary function of the tasting room is to exist as a marketing tool for the Cardinal Spirits brand
- Daily operations consist of four main activities: education, brand marketing, on-premise consumption, and carryout sales of beverages and other products
- The Cardinal Spirits tasting room is the only distillery tasting room in Bloomington
- Distillery tours are available every week
- Bourbon now available year round in cocktails
- Managing to better margins on food and drink menu
- Engaging local business and nonprofit community with special events
- Managing to net zero bottom line in the near term as we rebuild to pre-Covid revenue levels

TASTING ROOM: **FUNDING USES**

- **Refocus efforts on post-covid rebuilding of tasting room operations**
- The tasting room was created for people to engage with the Cardinal Spirits brand in a physical space. This is where people fall in love with Cardinal Spirits. During the lockdowns, we closed the tasting room to the public. During reopening in 2021, the focus was on employee and guest safety and comfort. This led to decreased revenue and profit, but was a necessary step towards returning to normal operations.
- The tasting room must be financially self-sustaining, which means a refocus on tourism, cocktail and bottle sales, and away from the restaurant concept.

Detail	Cost
Improving the tourist experience with tour guides and educational material.	$50,000
Regional marketing to drive tours and tastings	$50,000
Total	**$100,000**

Summary and Investment Overview

SUMMARY: **TOTAL CASE VOLUME**

Combined cases produced (Cardinal Brand + Copacking)



140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
LAST INVESTMENT ROUND
4,217
4,865
7,737
30,438
33,820
87,976
120,527
127,247
2015
2016
2017
2018
2019
2020
2021
2022

SUMMARY: **BRAND STRENGTH**



TASTING ROOM
COPACKING
BRAND SALES

- **The Tasting Room** creates brand awareness and loyalty, which feeds Brand Sales
- **Brand Sales** creates organic inbound leads for Copacking; clients see high-quality Cardinal products winning awards and doing well in the market, and want to produce their brands in our facility
  - Brand awareness also drives retail chains to our private label business, strengthening our relationship with key buyers
- **Copacking** profits are reinvested, completing the loop.
- This virtuous circle means each piece is stronger at Cardinal than at similar companies that only have 1 or 2 of these business lines. It is especially helpful to our gross margin as all three departments increase scale.

$1,800,000
Brand Sales Revenue 2022

$3,240,000
Copacking Revenue 2022

$700,000
Tasting Room Revenue 2022

$560,000
Other Revenue 2022

$6,300,000
Total Revenue 2022

SUMMARY

SUMMARY: **FINANCIAL METRICS**

$ In 1,000's	2019	2020	2021	2022	2023	2024	2025
Revenue	$3,118	$11,123*	$7,555‡	$6,303	$9,261	$13,927	$18,106
Gross Margin	$1,369	$6,253	$1,582	$2,831	$4,514	$7,069	$9,507
GM %	44%	56%	21%	45%	49%	51%	53%
EBITDA	$(583)	$2,965	$(2,278)	$(1,557)	$754	$1,901	$3,091
EBITDA %	-19%	27%	-30%	-25%	8%	14%	17%

* Hand sanitizer sales in 2020 of $5.6M ‡ Loss of inexpensive bourbon rev

Forward-looking projections cannot be guaranteed.

SUMMARY

SUMMARY: **2023 STRATEGY**

Q1 2023
- Acquire aged whiskey inventory
- Hire for Brand sales managers
- Hire for Copack sales manager
- Move to new production facility
- Commission barrel-dumping equipment
- Restart tours at tasting room

Q2 2023
- Enter new market: Missouri
- Enter new market: Ohio
- New RTD releases
- Begin new-make whiskey production
- Install barrel-dumping equipment

H2 2023
- Focus on Brand growth in existing market footprint
- Focus on Copack growth to 80% capacity
- Manage company towards 8% EBITDA for calendar year

SUMMARY

SUMMARY: **FUNDING USES**

Funding Use	Amount
Brand	$600,000
Whiskey	$750,000
Copacking	$550,000
Tasting Room	$100,000
Total Funding Goal	**$2,000,000**

Only $1.235M of the $2M will be solicited through Wefunder.

SUMMARY

SUMMARY: **INVESTMENT OVERVIEW**

- Goal for 2023 is 8% EBITDA, achievable after transitioning in 2022 from high-volume / lower-margin product mix to a massively improved gross margin, and significant overhead reductions.
- After reviewing and analyzing operating expenses, management has created a leaner, more nimble Cardinal. They have taken the following steps:
  - Reduced overall payroll by $1.2 million (annual)
  - Reduce consulting fees by $150,000 (annual)
  - Reduce other non-essentials by $200,000 (annual)
- Positive cash-flow was achieved during several months of 2022 with this improved cost structure and appropriate sales volume.


SUMMARY
SUMMARY: TERMS OF INVESTMENT
This investment is structured as a Convertible Promissory Note
Convertible notes are originally structured as debt investments but have a provision that allows the principal plus accrued interest to convert into an equity investment at a later date. This allows the original investment to get done more quickly with lower legal fees for the company at the time, but ultimately gives the investors the economic exposure of an equity investment.
The terms of this investment are detailed in the document "Cardinal Spirits Convertible Promissory Note 2023".
The target for this investment round is $50,000
The max raise for this investment round is $1,235,000
Additional capital raised above the target amount will be invested in additional sales for brand growth, and additional aged whiskey inventory
If the total raised does not meet the target amount, Brand strategy will be prioritized above Copack and Tasting Room.


SUMMARY
SUMMARY: GOALS AND LIQUIDITY
Cardinal Spirits plans to grow the RTD line until it reaches a sizeable volume by industry standards, at which point they may choose to sell off this line of business.
Management has developed relationships with M&A directors at several multinational beverage companies. In conversations with these industry experts, they have shared metrics for attractive acquisition.
Strategic acquisitions are most common when a brand reaches 50,000 annual cases, or has monthly depletions per store of 5 cases or more.
Acquisitions in craft spirits are numerous and accelerating, with attractive, substantial valuations.

Forward-looking projections cannot be guaranteed.


SUMMARY
SUMMARY: PATH TO ACQUISITION
Grow sales to 50,000 cases per year.
Currently at 32,000 total; 21,000 RTD.
Cardinal's case volume annual growth rate is 47% over the past 3 years. Projected growth rate is 35%.
At projected growth rate, Cardinal will hit 50,000 cases per year in late 2023 or early 2024.
Create clean RTD data in financials (completed 2022)
Roll out separate RTD line brand identity (Q2 2023)

Forward-looking projections cannot be guaranteed.


SUMMARY
SUMMARY: EXIT POTENTIALS
$50,000,000: Assumes 50,000 cases/year at $1,000 per case valuation
Currently Cardinal sells 32,000 cases/year
$102,000,000: Assumes 5.7x Revenue at projected 2025 $18M revenue level
Currently Cardinal generates $6M in annual revenue

Forward-looking projections cannot be guaranteed.

SUMMARY: PUBLIC DEAL NEWS

- **Craft Spirit Valuations Start At $1,000 per case: Forbes**

> ***Note that Cardinal currently sells 32,000 cases/year***

- High West Purchased by Constellation for $160,000,000 ($2,285 per case) -

WSJ

- Casamigos Purchased by Diageo for $1,000,000,000 ($58,000 per case) - **Reuters**
- Bulldog Purchased by Campari for $58,000,000 (5.7x revenue) - **PR Newswire**
- Distill Ventures and other craft spirit incubators: **SevenFifty**
- Big spirit companies invest in craft brands: **Bevnet**
- RTD Cocktail Growth: **SevenFifty**
- Apax Partners acquires controlling interest in Ole Smoky Distillery: **PE Hub**
- Heaven Hill Brands acquires Samson & Surrey: **KY Bourbon Trail**
- Pritzker Private Capital acquires Bardstown Bourbon Co: **BusinessWire**
- Bardstown Bourbon Co. to acquire Green River Spirits Co: **Distillery Trail**
- Diageo acquires Australian cold brew liqueur Mr. Black.: **Beverage Daily**
- Diageo acquires Texas-based Balcones Distilling: **Forbes**
- Milestone Brands acquires Canadian distillery Victoria Distillers 1908 Gin: **PR Newswire**
- Campari acquires 15% interest in Howler Head Banana Bourbon: **Shanken News**
- Campari acquires French aperitif brand Picon for $125 million: **Reuters**
- Campari acquires stake in Wilderness Trail Distillery for $420 million: **VinePair**
- Brown-Forman acquires Gin Mare brands from Vantguard: **Spirits Business**
- Pernod "significantly increases" its minority stake in Sovereign Brands: **Beverage Journal**
- Deutsch Family Wine & Spirits acquires stake in Negra Tequila: **PR Newswire**
- Constellation Brands fully acquires Austin Cocktails: **Beverage Daily**
-


Thanks!
Adam Quirk & Jeff Wuslich
Cofounders, Cardinal Spirits


BRAND SALES
BRAND SALES: NATIONAL PRESS
Wall Street Journal - Covid Brings America's Beer-vs.-Liquor Rivalry to a Head
Imbibe - Drink of the Week: Cardinal Spirits Bourbon Cream Soda
Forbes - Refreshing Canned Cocktails That Are Ready for Summer Adventures
Uncrate - Cardinal Spirits Bourbon Cream Soda
Boston Herald - These canned cocktails let you skip bartender duty
Washington Post - These 16 cocktails are actually worth popping open
New York Post - Best Canned Cocktails of Summer 2020
Midwest Living - Fall Getaway to Bloomington, Indiana
New York Times - Canned Cocktails in Quarantine Make Mixing a One-Step Process
Vogue - The 16 Best Canned Cocktails to Kick Off Your Summer Nights
Bloomberg - The Best Spirits of 2019
Wall Street Journal - The Canned Cocktails You Should Be Sipping This Summer
Saveur - The Best Canned Cocktails You Can Take Absolutely Anywhere

SUMMARY

SUMMARY: **PUBLIC DEAL NEWS (1)**

- **Craft Spirit Valuations Start At $1,000 per case: Forbes**
  - **Note that Cardinal currently sells 32,000 cases/year**
- High West Purchased by Constellation for $160,000,000 ($2,285 per case) - WSJ
- Casamigos Purchased by Diageo for $1,000,000,000 ($58,000 per case) - Reuters
- Bulldog Purchased by Campari for $58,000,000 (5.7x revenue) - PR Newswire
- Distil Ventures and other craft spirit incubators: SevenFifty
- Big spirit companies invest in craft brands: Bevnet
- RTD Cocktail Growth: SevenFifty
- Apax Partners acquires controlling interest in Ole Smoky Distillery: PE Hub
- Heaven Hill Brands acquires Samson & Surrey: KY Bourbon Trail
- Pritzker Private Capital acquires Bardstown Bourbon Co: BusinessWire
- Bardstown Bourbon Co. to acquire Green River Spirits Co: Distillery Trail

SUMMARY

SUMMARY: **PUBLIC DEAL NEWS (2)**

- Diageo acquires Australian cold brew liqueur Mr. Black: Beverage Daily
- Diageo acquires Texas-based Balcones Distilling: Forbes
- Milestone Brands acquires Canadian distillery Victoria Distillers 1908 Gin: PR Newswire
- Campari acquires 15% interest in Howler Head Banana Bourbon: Shanken News
- Campari acquires French aperitif brand Picon for $125 million: Reuters
- Campari acquires stake in Wilderness Trail Distillery for $420 million: VinePair
- Brown-Forman acquires Gin Mare brands from Vantguard: Spirits Business
- Pernod "significantly increases" its minority stake in Sovereign Brands: Beverage Journal
- Deutsch Family Wine & Spirits acquires stake in Negra Tequila: PR Newswire
- Constellation Brands fully acquires Austin Cocktails: Beverage Daily